UNITED STATES                   ---------------
                      SECURITIES AND EXCHANGE COMMISSION           OMG APPROVAL
                              WASHINGTON, DC 20549               ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT [       ])*



                                 STRATASYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    862685104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                 AUGUST 17, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-(c)

[_]  Rule 13d-1(d)
----------------------   -----------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  1 of 9 Pages

                                      13G

CUSIP NO.862685104                                           PAGE 2  OF 9  PAGES


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Sage Capital Growth, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          638,673 (see item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            638,673 (see item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     638,673 (see item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     9.82% (see item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

                                  2 of 9 PAGES

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G

CUSIP NO.862685104                                           PAGE 3  OF 9  PAGES


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Mainfield Enterprises, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          638,673 (see item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            638,673 (see item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     638,673 (see item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     9.82% (see item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

                                  3 of 9 PAGES

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

        (a)   Name of Issuer

              Stratasys, Inc.

        (b)   Address of Issuer's Principal Executive Offices:

              14950 Martin Drive
              Eden Prairie, Minnesota  55344

ITEM 2.

        (a)   Name of Persons Filing:

              Sage Capital Growth, Inc. ("Sage")
              Mainfield Enterprises, Inc. ("Mainfield")


        (b)   Address of Principal Business Office:

              Sage:
              660 Madison Avenue, 18th floor
              New York, New York  10021

              Mainfield:
              Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
              P.O. Box 873, Road Town
              Tortolla, British Virgin Islands

        (c)   Citizenship:


              Sage:
              New York

              Mainfield:
              British Virgin Islands

        (d)    Title of Class of Securities:

              Common Stock, par value $0.01 per share


        (e)   CUSIP Number:
              862685104


                                  4 OF 9 PAGES

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSONS FILING ARE A:

(a)     |_|    Broker or dealer registered under Section 15 of the Exchange Act;


(b)     |_|    Bank as defined in Section 3(a)(6) of the Exchange Act;


(c)     |_|    Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;


(d)     |_|    Investment company registered under Section 8 of the Investment
               Company Act;


(e)     |_|    An Investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);


(f)     |_|    An employee benefit plan of an endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);


(g)     |_|    A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);


(h)     |_|    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;


(i)     |_|    A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act of 1940;

(j)     |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box  |X|

ITEM 4.    OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        Sage:
        (a)    Amount Beneficially Owned:


               638,673 shares of Common Stock[1]


1 Includes 638,673 shares of Common Stock owned by Mainfield. Excludes 90,000 shares of Common Stock issuable upon the exercise of the warrant issued to Mainfield on August 17, 2003. The terms of the warrant referred to above preclude the holder from exercising such securities to acquire any share of Common Stock to the extent that the acquisition would result in the holder and its affiliates (or any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.999% of the outstanding shares of common stock following such exercise.

                                  5 OF 9 PAGES

        (b)    Percent of Class:

                      9.82%[2]

        (c)    Number of shares as to which Sage has:

                      (i)    Sole power to vote or to direct the vote:

                             0

                      (ii)   Shared power to vote or to direct the vote:

                             638,673 shares of Common Stock (see Footnote 1)

                      (iii) Sole power to dispose or to direct the disposition of:

                             0

                      (iv) Shared power to dispose or to direct the disposition of:

                             638,673 shares of Common Stock (see Footnote 1)

               Mainfield:

               (a)    Amount Beneficially Owned:

                      638,673 shares of Common Stock (see Footnote 1)

               (b)    Percent of Class:

                      9.82% (see Footnote 2)

               (c)    Number of Shares as to which Mainfield has:

                      (i)    Sole power to vote or to direct the vote:

                             0

                      (ii)   Shared power to vote or to direct the vote:

                             638,673 shares of Common Stock (see Footnote 1)

                      (iii) Sole power to dispose or to direct the disposition of:

                             0

                      (iv) Shared power to dispose or to direct the disposition of:

                             638,673 shares of Common Stock (see Footnote 1)

2 Based on 5,801,243 shares of Common Stock issued and outstanding as of August 17, 2003 as represented by the Issuer to Mainfield, plus the 700,000 shares issued by the Company on August 17, 2003 for a total of 6,501,243 shares of Common Stock.

                                  6 OF 9 PAGES

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Inapplicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Inapplicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           See the Joint Filing Agreement Attached hereto as an Exhibit.

ITEM 9.    NOTICE OF DISSOLUTION OF THE GROUP.

           Inapplicable

ITEM 10.   CERTIFICATION.

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  7 OF 9 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Sage Capital Growth, Inc.


                                                  /S/ AVI VIGDER
                                                  ------------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory


                                                  Mainfield Enterprises, Inc.


                                                  /S/ AVI VIGDER
                                                  -----------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory


                                  8 OF 9 PAGES

                             JOINT FILING AGREEMENT

        In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned hereby executed this agreement on August 27, 2003.

                                                  Sage Capital Growth, Inc.


                                                  /S/ AVI VIGDER
                                                  --------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory

                                                  Mainfield Enterprises, Inc.


                                                  /S/ AVI VIGDER
                                                  --------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory


                                  9 OF 9 PAGES